Mail Room 4561


								February 24, 2006



Deborah K. Fulton, Esq.
Senior Vice President, Secretary and General Counsel
Midway Games, Inc.
2704 West Roscoe Street
Chicago, IL  60618

	Re:    	Midway Games, Inc.
		Amendments No. 1 to Registration Statements on Form S-3 Filed on February 1, 2006
		File Nos. 333-130131, 333-130132, 333-130133 and 333-
130134

		Registration Statement on Form S-3
		Filed on December 5, 2005
		File No. 333-130130

Dear Ms. Fulton:

	We have reviewed your responses and have the following comments.
Please note that comments 1 - 3 relate to your letter dated
February
1, 2006 and the responses to our prior comment letter dated
December
28, 2005.  Comments 4 - 7 below relate to your letter dated
February
1, 2006 and the responses to our prior comment letter dated
January
6, 2006.

Cover Page
1. Please refer to your responses to our comment letter dated December 28, 2005. In response to prior comment 2 you indicate that you are relying on Rule 429 to file combined prospectuses with regard to registration statement file numbers 333-130131 and 333-130133. Please revise the prospectus cover pages of both registration statements to state the total number of shares that are being covered under the combined prospectus, which should be the aggregate of the newly registered shares plus the unsold shares previously registered in the separate filings.

Legality Opinion
2. In addition, Form S-3 requires a legality opinion with respect to the securities being registered. Please revise the legality opinions relating to registration statement file numbers 333-130131 and 333-
130133 so that they address the newly registered shares as well as the securities previously registered in the separate filing.
3. We reissue prior comment no. 3. For each of the registration statement file numbers 333-130130, 333-130131, 333-130132 and 333-
130133, the legality opinions concerning the subscription rights opine that the subscription rights associated with the shares "are validly issued." Because the obligations of the filer under the rights plan are similar to debt obligations, counsel must opine that the rights are a legal, binding obligation of the registrant and enforceable against the registrant. Please revise accordingly.

General
4. Please refer to your responses to our comment letter dated
January
6, 2006. We note that the text concerning the restructuring efforts does not include a discussion of the related costs, as disclosed in the Form 8-K filed December 14, 2005. A discussion of the associated costs appears to be warranted.
5. Please see prior comment 8. Please file an appropriate consent of
IDC as an exhibit to the registration statement. See Rule 436(a) of
Regulation C.

Selling Securityholders, page 67
6. We note your response to prior comment 14 that you will update the
selling securityholder table in an amendment, as appropriate, to identify all persons having voting and/or investment control over each of the non-public selling shareholder entities identified. Please be advised that we may have further comment once the complete information has been provided.
7. Your response to prior comment 15 indicates that Banc of
America
Securities LLC and UBS Securities LLC "purchased their notes as
investments and did not receive such as compensation."   Because
they
did not receive the notes as compensation for investment banking or similar services, Banc of America and UBS Securities must be named as underwriters. Please revise the disclosure to state unambiguously that these entities are underwriters. Also revise the plan of distribution to refer to them as underwriters.

	You may contact April Coleman at 202-551-3458 or Kathy
Collins,
Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.
Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3462. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at
202-551-3730.

        						Sincerely,



Mark P. Shuman
Branch Chief - Legal

cc: Via facsimile 312 782-8585
      Elizabeth C. Kitslaar, Esq.
   Jones Day

??

??

??

??

Deborah K. Fulton, Esq.
Midway Games, Inc.
February 24, 2006
Page 3